EXHIBIT 99.3
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                                [GRAPHIC OMITTED]

                         [LOGO - VERMILION ENERGY TRUST]


                              FINANCIAL STATEMENTS


                                      2004




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                                                                             1

MANAGEMENT'S REPORT TO UNITHOLDERS
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The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.


-----------------------------------            ---------------------------------
Lorenzo Donadeo                                  Curtis W. Hicks
President & Chief Executive Officer              Executive Vice President &
February 18, 2005                                Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
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To the Board of Trustees of Vermilion Energy Trust

We have audited the consolidated balance sheets of Vermilion Energy Trust (the "Trust") as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

On February 18, 2005, we reported separately to the Unitholders of Vermilion Energy Trust on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which excluded Note 23, Differences Between Canadian and United States of America Generally Accepted Accounting Principles.

                                        /s/ "Deloitte & Touche LLP"
                                       -------------------------------------
                                       signed) "Deloitte & Touche LLP"


Calgary, Alberta, Canada               Independent Registered
February 18, 2005                      Chartered Accountants


COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 23 to the financial statements and when there are changes in accounting principles that have a material effect on the comparability of the Trust's consolidated financial statements and changes in accounting principles that have been implemented in the consolidated financial statements, such as described in Note 3 to the consolidated financial statements. Our report to the Unitholders, dated February 18, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

                                        /s/ "Deloitte & Touche LLP"
                                       -------------------------------------
                                       signed) "Deloitte & Touche LLP"


Calgary, Alberta, Canada               Independent Registered
February 18, 2005                      Chartered Accountants

CONSOLIDATED BALANCE SHEETS
DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)

                                                                                     2004               2003
------------------------------------------------------------------------------------------------------------
                                                                                        (Restated Notes 3,4)
ASSETS
CURRENT
   Cash and cash equivalents                                                  $    65,031        $    44,320
   Accounts receivable                                                             54,044             37,178
   Crude oil inventory                                                              4,468              3,477
   Fair value of derivative instruments (Note 15)                                      68                  -
   Prepaid expenses and other                                                       5,022              2,949
   CURRENT ASSETS RELATED TO DISCONTINUED OPERATIONS (NOTE 4)                           -              8,559
------------------------------------------------------------------------------------------------------------
                                                                                  128,633             96,483
Deferred charges for derivative instruments (Note 15)                               4,718                  -
Long-term investment (Note 6(b))                                                    5,398                  -
Reclamation fund                                                                   17,016              1,678
Capital assets related to discontinued operations (Note 4)                              -             85,597
CAPITAL ASSETS (NOTE 7)                                                           688,837            596,831
------------------------------------------------------------------------------------------------------------
                                                                              $   844,602        $   780,589
------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                                   $    85,837        $    78,515
   Distributions payable to unitholders                                            10,320             10,065
   Income taxes payable                                                            23,798              4,966
   Fair value of derivative instruments (Note 15)                                  21,678                  -
   CURRENT LIABILITIES RELATED TO DISCONTINUED OPERATIONS (NOTE 4)                      -              1,371
------------------------------------------------------------------------------------------------------------
                                                                                  141,633             94,917
Long-term debt (Note 9)                                                            75,014            135,558
Asset retirement obligation (Note 8)                                               51,688             15,570
Future income taxes related to discontinued operations (Note 4)                         -              6,919
FUTURE INCOME TAXES (NOTE 10)                                                     145,680            151,198
------------------------------------------------------------------------------------------------------------
                                                                                  414,015            404,162
NON-CONTROLLING INTEREST (NOTE 6(A))                                               16,257                  -
------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES (NOTE 12)                           23,069             15,129
------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
   Unitholders' capital (Note 11)                                                 247,928            221,858
   Contributed surplus (Note 11)                                                   27,697             10,100
   Accumulated earnings                                                           337,186            228,269
   ACCUMULATED CASH DISTRIBUTIONS                                                (221,550)           (98,929)
------------------------------------------------------------------------------------------------------------
                                                                                  391,261            361,298
------------------------------------------------------------------------------------------------------------
                                                                               $   844,602        $   780,589
------------------------------------------------------------------------------------------------------------


APPROVED BY THE BOARD


/s/ Joseph F. Killi                           /s/ Lorenzo Donadeo, Director
--------------------------------          -------------------------------------
    Joseph F. Killi, Director                     Lorenzo Donadeo, Director

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS YEARS ENDED
DECEMBER 31 (THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)
                                                                                      2004                2003
--------------------------------------------------------------------------------------------------------------
                                                                                          (Restated Notes 3,4)
REVENUE
   Petroleum and natural gas revenue (Note 15)                                $    354,525        $    314,146
   ROYALTIES (NET)                                                                  63,555              74,719
--------------------------------------------------------------------------------------------------------------
                                                                                   290,970             239,427
--------------------------------------------------------------------------------------------------------------

EXPENSES
   Production                                                                       55,917              51,161
   Transportation                                                                    9,865              10,370
   Accretion (Note 8)                                                                2,261               1,134
   Unit compensation (Note 13)                                                      26,766               8,303
   Loss on derivative instruments (Note 15)                                         38,597                   -
   Interest on long-term debt                                                        3,086               9,348
   General and administration                                                       13,410              10,368
   Reorganization costs (Note 5)                                                         -             25,628
   Foreign exchange (gain) loss                                                     (1,285)              2,998
   DEPLETION AND DEPRECIATION                                                       95,279              91,947
--------------------------------------------------------------------------------------------------------------
                                                                                   243,896             211,257
--------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES, OTHER ITEMS AND
   DISCONTINUED OPERATIONS                                                          47,074              28,170
--------------------------------------------------------------------------------------------------------------

INCOME TAXES (RECOVERY) (NOTE 10)
   Future                                                                          (21,033)            (23,832)
   Current                                                                          16,583               4,205
   CAPITAL                                                                             525                 761
--------------------------------------------------------------------------------------------------------------
                                                                                    (3,925)            (18,866)
--------------------------------------------------------------------------------------------------------------
OTHER ITEMS
   Non-controlling interest - exchangeable shares (Note 12)                          3,882               4,335
   Non-controlling interest (Note 6(a))                                               (338)                  -
   EQUITY IN LOSSES OF AFFILIATE (NOTE 6(B))                                            41                   -
--------------------------------------------------------------------------------------------------------------
                                                                                     3,585               4,335
--------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                                             47,414              42,701
--------------------------------------------------------------------------------------------------------------
   Net earnings (loss) from discontinued operations (Note 4)                        66,286              (1,642)
   NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES (GAIN) (NOTE 12)                   4,783                (157)
--------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                       108,917              41,216
--------------------------------------------------------------------------------------------------------------

ACCUMULATED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED                    240,493             183,751
   CHANGES IN ACCOUNTING POLICIES (NOTE 3)                                         (12,224)              3,302
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   ACCUMULATED EARNINGS, BEGINNING OF YEAR, AS RESTATED                            228,269             187,053
--------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS, END OF YEAR                                             $    337,186        $    228,269
--------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS PER TRUST UNIT (NOTE 14):
   Basic                                                                      $       0.79        $       0.80
   DILUTED                                                                    $       0.77        $       0.80
--------------------------------------------------------------------------------------------------------------

NET EARNINGS PER TRUST UNIT (NOTE 14):
   Basic                                                                      $       1.81        $       0.78
   DILUTED                                                                    $       1.77        $       0.77
--------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE TRUST UNITS OUTSTANDING (NOTE 14):
   Basic                                                                        60,166,163          53,114,697
   DILUTED                                                                      66,375,229          59,093,044
--------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)
                                                                                     2004             2003
-----------------------------------------------------------------------------------------------------------
                                                                                       (Restated Notes 3,4)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING
Net earnings                                                                  $   108,917        $  41,216
Items not affecting cash:
   Depletion and depreciation                                                      95,279           91,947
   Amortization of deferred charges for derivative instruments                      9,709                -
   Unrealized loss on derivative instruments                                        7,183                -
   Unit compensation                                                               26,766            8,303
   Accretion                                                                        2,261            1,134
   Equity in losses of affiliate                                                       41                -
   Unrealized foreign exchange (gain) loss                                           (985)           2,766
   Amortized deferred financing costs                                                   -              590
   Non-controlling interest                                                          (338)               -
   Non-controlling interest - exchangeable shares                                   8,665            4,178
   Trust units issued on cancellation of employee stock options (Note 5)                -           16,817
   (Earnings) loss from discontinued operations                                   (66,286)           1,642
   FUTURE INCOME TAXES (RECOVERY)                                                 (21,033)         (23,832)
-----------------------------------------------------------------------------------------------------------
Funds from operations                                                             170,179          144,761
Asset retirement costs incurred                                                    (1,281)          (2,034)
CHANGES IN NON-CASH OPERATING WORKING CAPITAL (NOTE 16)                            22,479           13,168
-----------------------------------------------------------------------------------------------------------
                                                                                  191,377          155,895
-----------------------------------------------------------------------------------------------------------

INVESTING
   Proceeds on sale of Aventura (Note 4)                                          164,585                -
   Drilling and development of petroleum and natural gas properties               (67,259)         (66,919)
   Cash acquired through acquisition of subsidiary                                     62                -
   Acquisition of petroleum and natural gas properties (Note 6)                   (72,985)               -
   Contributions to reclamation fund                                              (15,338)          (1,678)
   CHANGES IN NON-CASH INVESTING WORKING CAPITAL (NOTE 16)                        (37,131)          (2,673)
-----------------------------------------------------------------------------------------------------------
                                                                                  (28,066)         (71,270)
-----------------------------------------------------------------------------------------------------------

FINANCING
   Issue of trust units for cash, net of unit issue costs                           8,836           81,953
   Cash distributions                                                            (122,366)         (88,864)
   Decrease in long-term debt                                                     (60,544)         (57,467)
   Issue of trust units pursuant to distribution reinvestment plan                  6,662            6,209
   Cash acquired on shares issued by subsidiary, net of share issue costs          24,206                -
   Increase in deferred financing costs                                                 -             (155)
   CHANGES IN NON-CASH FINANCING WORKING CAPITAL (NOTE 16)                            104             (402)
-----------------------------------------------------------------------------------------------------------
                                                                                 (143,102)         (58,726)
-----------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE (LOSS) GAIN ON CASH HELD IN FOREIGN CURRENCIES                       502           (4,103)
-----------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                            20,711           21,796
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                       44,320           22,524
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $    65,031        $  44,320
-----------------------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION - CASH PAYMENTS
   INTEREST PAID                                                              $     3,512        $  10,080
-----------------------------------------------------------------------------------------------------------
   INCOME TAXES PAID                                                          $    14,208        $   9,869
-----------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1. BASIS OF PRESENTATION

Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. ("Resources" or the "Company"), Clear Energy Inc. ("Clear") and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture ("Trust Indenture"). Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement involving the Trust, the Company, Clear and Vermilion Acquisition Ltd., former holders of common shares of the Company, received units of the Trust or exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, and common shares of Clear (Note 5). The Company became a subsidiary of the Trust. The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Resources.

2.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries on a consolidated basis, all of which are wholly owned, except Verenex Energy Inc. ("Verenex") (Note 6a). Inter-company account balances and transactions are eliminated upon consolidation.

PETROLEUM AND NATURAL GAS OPERATIONS
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to a barrel of oil.

The carrying value of the Trust's petroleum and natural gas properties is limited to the sum of the undiscounted cash flows expected to result from the Trust's proved reserves on a country by country basis. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves (the "ceiling test"). This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust's proportionate interest in such activities.

The Trust recognizes the estimated liability associated with an asset retirement obligation ("ARO") in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates. The ceiling test calculation is based on the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. The asset retirement obligation is based on liabilities related to legal obligations associated with future retirement of property, plant and equipment. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have a maturity date of not more than 90 days.

FURNITURE AND EQUIPMENT
Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES
Inventories of crude oil, consisting of production awaiting shipment at the Ambes Shipping Terminal in France, are valued at lower of cost or net realizable value. Cost is determined on a weighted-average basis.

UNIT RIGHTS INCENTIVE PLAN
The Trust has a unit-based long-term compensation plan for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the intrinsic value of the right at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

Unit compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in unit compensation expense due to changes in the underlying price of the trust units. Recoveries of unit compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the consolidated financial statements.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital. The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 13 for a description of the long-term compensation plan.

DEFERRED CHARGES FOR DERIVATIVE FINANCIAL INSTRUMENTS
Deferred charges for derivative financial instruments is the fair value of all outstanding derivative financial instruments at January 1, 2004 that were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts.

REVENUE RECOGNITION
Revenues associated with the sale of crude oil, natural gas and liquids are recorded when title passes to the customer.

DERIVATIVE FINANCIAL INSTRUMENTS
The Trust has not elected to designate any of its price risk management activities as accounting hedges under Accounting Guideline 13, Hedging Relationships ("AcG-13") and will account for all these derivative financial instruments using the fair value method. The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for trading purposes. The fair value of derivative financial instruments are recorded in the consolidated balance sheet with changes in fair value of derivative financial instruments recognized in earnings during the period.

PER-UNIT AMOUNTS
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market price during the period.

FOREIGN CURRENCY TRANSLATION
Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;

- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and

- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

LONG-TERM INVESTMENT
The Trust's 38% investment in Glacier is accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for the Trust's ownership percentage of net earnings or loss and reduced by dividends paid to the Trust.

The Trust reviews and evaluates the carrying value of its investment annually. More frequent reviews are conducted as conditions necessitate. In the event a decrease in the value of the investment is other than a temporary decline, the investment is written down to recognize the loss.

RECLAMATION FUND
A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France and the Netherlands and are occasionally supplemented with lump sum contributions.

INCOME TAXES
The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.

Income taxes are calculated in the subsidiary companies using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective underlying tax base, using substantively enacted income tax rates in the respective tax jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which a change occurs.

The Trust is subject to current taxes in both France and the Netherlands based on the enacted tax legislation of each respective country.

DISTRIBUTIONS
The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants, making loan repayments and, if applicable, funding future asset retirement obligations.

DISCONTINUED OPERATIONS
On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining subsidiaries. The financial position and results of operations of Aventura previously reported in the Trust's annual audited consolidated financial statements as at and for the year ended December 31, 2003 and previous unaudited interim consolidated financial statements have been restated and are now reported as discontinued operations (Note 4).

TRANSPORTATION COSTS
Effective for fiscal years beginning on or after October 1, 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1100 Generally Accepted Accounting Principles ("GAAP"), which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a primary source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and has separately recorded transportation as an expense on the consolidated statements of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per trust unit calculations, or cash flow for the Trust.

3. CHANGES IN ACCOUNTING POLICY

EXCHANGEABLE SHARES - NON-CONTROLLING INTEREST
On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Resources, a corporate subsidiary of the Trust, are transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders' capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $23.1 million and $15.1 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2004 and 2003. Consolidated net earnings has been reduced for net earnings attributable to the non-controlling interest of $8.7 million and $4.2 million, respectively, in 2004 and 2003. The impact of the above changes on the consolidated balance sheets of the Trust is an increase in capital assets of $0.8 million in 2004 (2003 - $16.6 million), increase in future income taxes of $0.3 million in 2004 (2003 - $5.7 million), a net increase in unitholders' capital of $3.2 million in 2004 (2003 - $1.2 million), and an increase in non-controlling interest of $8.0 million in 2004 (2003 - $15.1 million) as mentioned above. The impact on the consolidated statements of earnings is an increase in depletion and depreciation of $3.0 million in 2004 (2003 - $1.9 million), an increase in future income taxes recovery of $1.0 million in 2004 (2003 - $0.6 million), and an increase in non-controlling interest of $8.7 million in 2004 (2003 - $4.2 million) as mentioned above, for a net effect on net earnings of $10.7 million in 2004 (2003
- $5.5 million). In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. Cash flow was not impacted by this change.

HEDGING RELATIONSHIPS
On January 1, 2004, the Trust adopted the amendments made to Accounting Guideline 13 ("AcG-13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Trust has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly accounts for all these derivative financial instruments using the fair value method. The impact on the Trust's consolidated financial statements at January 1, 2004 resulted in the recognition of derivative instrument assets with a fair value of $3,386, derivative instrument liabilities with a fair value of $17,813 and a net deferred charge of $14,427 which is being recognized into net earnings over the life of the associated contracts. Net earnings per trust unit was decreased by $0.28 per unit in 2004 as a result of the accounting policy change.

CAPITAL ASSETS
Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amounts of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administration expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

ASSET RETIREMENT OBLIGATIONS
The Trust accounts for its asset retirement obligations under the new CICA Handbook, section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the future retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value determined as the estimated future costs discounted to the present value and subsequently adjusted for the accretion of the discount factor and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Previously, the Trust recognized a provision for future site restoration based on the unit-of-production method applied to the estimated future liability.

This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:

Consolidated Balance Sheet - as at December 31, 2003:
                                                                              AS REPORTED(1)  CHANGE    AS RESTATED
-------------------------------------------------------------------------------------------------------------------
Capital assets                                                                   $589,613     $7,218       $596,831
Site restoration and abandonment                                                  13,498     (13,498)             -
Asset retirement obligations                                                           -      15,570        15,570
Future income taxes                                                               149,340      1,858        151,198
ACCUMULATED EARNINGS                                                             $224,981     $3,288       $228,269
-------------------------------------------------------------------------------------------------------------------

Consolidated Statement of Earnings and Accumulated Earnings - year ended
December 31, 2003:

                                                                             AS REPORTED(1)   CHANGE    AS RESTATED
--------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                                        $93,059    $(1,112)       $91,947
Accretion                                                                               -      1,134          1,134
Future income taxes                                                               (23,824)        (8)      (23,832)
NET EARNINGS                                                                      $41,230  $     (14)       $41,216
--------------------------------------------------------------------------------------------------------------------
1 "As reported" amounts have been adjusted to reflect the  classification  of Aventura as discontinued  operations, the adjustment to stock compensation, and to record exchangeable shares as non-controlling interest.

There was no effect on the restated basic and diluted net earnings per trust unit for the year ended December 31, 2003.

TRUST UNIT RIGHTS INCENTIVE COMPENSATION
The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions as described in Note 13. The amount of the reduction over the term of the right cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and unit compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

Unit compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying price of the Trust units. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the consolidated financial statements.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital. The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 13 for a description of the plan.

The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation and other Stock Based Payments of the CICA Handbook as at January 1, 2004. The section requires that unit based compensation be recorded by the Trust. Net earnings per trust unit was decreased by $0.44 per unit in 2004 as a result of the accounting policy change.

The decision was made to adopt the new policy retroactively with restatement for the Trust and Aventura resulting in a charge to accumulated earnings on the January 1, 2004 balance sheet of $10,100. The expense related to the year ended December 31, 2003 was a charge to unit compensation expense of $8,303. During the second quarter, Aventura was sold and $1.8 million of accumulated earnings recorded at January 1, 2004 was removed from contributed surplus.

4. DISCONTINUED OPERATIONS

On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million which was accounted for as follows:

Gross sale proceeds                                                                                   $     164,585
CARRYING VALUE OF INVESTMENT IN AVENTURA                                                                     82,388
-------------------------------------------------------------------------------------------------------------------
Gain on sale of Aventura                                                                                     82,197
FUTURE INCOME TAXES                                                                                          14,233
-------------------------------------------------------------------------------------------------------------------
NET GAIN ON SALE OF AVENTURA                                                                          $      67,964
-------------------------------------------------------------------------------------------------------------------

The Trust restated its prior period financial statements to reflect Aventura's assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

Details of the assets sold and the related liabilities are as follows:

                                                                                                  DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------------------
Current assets                                                                                        $       8,559
PETROLEUM AND NATURAL GAS INTERESTS                                                                          85,597
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                                 94,156
-------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                                           1,371
FUTURE INCOME TAXES                                                                                           6,919
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                             8,290
-------------------------------------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS                                                                                           1,800
                                                                                                      $      84,066
-------------------------------------------------------------------------------------------------------------------

The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and
Accumulated Earnings includes the following:

                                                                                              2004             2003
-------------------------------------------------------------------------------------------------------------------
REVENUE                                                                               $      4,121    $      11,796
-------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                              $     (1,938)   $      (1,094)
INCOME TAXES (RECOVERY)                                                                       (260)             548
-------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                                                           (1,678)          (1,642)
NET GAIN ON SALE                                                                            67,964                -
-------------------------------------------------------------------------------------------------------------------
                                                                                      $     66,286    $      (1,642)
-------------------------------------------------------------------------------------------------------------------

5. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Clear a portion of the Company's existing lands and exploration assets for common shares of Clear, which were distributed to the shareholders of Resources. As this was a related-party transaction, assets and liabilities were transferred at carrying value, as follows:

                                                                                              2004           2003
-------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets and equipment                                                        $    19,509
FUTURE INCOME TAX ASSET                                                                                     5,461
-------------------------------------------------------------------------------------------------------------------
                                                                                      $     66,286    $      (1,642)
Total assets transferred                                                                                   24,970
PROVISION FOR SITE RESTORATION AND ABANDONMENT                                                                 89
-------------------------------------------------------------------------------------------------------------------
                                                                                      $     66,286    $    (1,642)
NET ASSETS TRANSFERRED AND REDUCTION IN SHARE CAPITAL                                                 $    24,881
-------------------------------------------------------------------------------------------------------------------
                                                                                      $     66,286    $    (1,642)
-------------------------------------------------------------------------------------------------------------------

Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options under the previous stock option plan of Resources and $8.8 million in advisory and other costs. These costs were recorded as an expense during the year ended December 31, 2003.

6.  INVESTMENTS, ACQUISITIONS AND DISPOSITION

a)   VERENEX ENERGY INC.
     On June 29, 2004 Verenex Energy Inc. ("Private Verenex"), a subsidiary of the Trust, amalgamated with Prairie Fire Oil & Gas Ltd. ("Prairie Fire"). The common shares of Prairie Fire were exchanged for common shares of the resulting issuer, Verenex Energy Inc. ("Verenex") on the basis of one Verenex share for every 25 Prairie Fire shares, and each Private Verenex share was exchanged for one common share of Verenex. As a result of the share exchange control passed to Verenex as it owns the majority of the issued and outstanding shares of the combined entity. Accounting principles applicable to reverse takeovers have been applied to record this acquisition. Net assets of Prairie Fire were deemed to have been purchased by Verenex, at fair value, through the exchange of capital.

     In conjunction with the transaction described above, Vermilion sold to Verenex exploration interests in France and a royalty on producing oil and gas assets in Alberta in exchange for 10 million common shares. The sale of assets were recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction.

     The Trust subscribed for 2 million of common shares at a price of $2.50 per share through Verenex's $32.6 million private placement on June 29, 2004. At December 31, 2004 the Trust holds 12.1 million of Verenex shares representing 53.7% of the outstanding shares. Effective June 29, 2004, the Trust has accounted for the investment by consolidating the net assets and operations of Verenex.

b)   GLACIER ENERGY LIMITED
     On June 16, 2004, the Trust acquired 5.4 million shares of Glacier for consideration of 50% of the Trust's working interest in the coalbed methane and shallow gas rights over certain of its lands. The Trust owns approximately 38% of the basic common shares of Glacier and accounts for the investment using the equity method.

c)   NETHERLANDS ACQUISITION
     On May 19, 2004, the Trust acquired producing properties in the Netherlands for $80.5 million. The closing cost, after adjustments, on May 19, 2004 was $64.5 million. Details are as follows:

     Petroleum and natural gas assets and equipment                 $   119,355
     ASSET RETIREMENT OBLIGATION                                        (33,876)
--------------------------------------------------------------------------------
                                                                         85,479
     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                           (21,005)
--------------------------------------------------------------------------------
     CASH PAID                                                      $    64,474
--------------------------------------------------------------------------------

d)   AVENTURA ENERGY INC.
     Effective January 22, 2003, the Trust sold its existing 40% working interest in the Central Block in Trinidad to Aventura for consideration of 212 million common shares. Assets and liabilities were transferred at exchange value which approximates carrying value. The sale increased the Trust's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale. On May 6, 2004, the Trust sold its shares in Aventura (see Note 4).

7.  CAPITAL ASSETS

                                                                                      ACCUMULATED
                                                                                       DEPLETION,
                                                                                 DEPRECIATION AND             NET
2004                                                                     COST        AMORTIZATION      BOOK VALUE
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties and equipment                $ 1,079,692           $ 393,372       $ 686,320
FURNITURE AND EQUIPMENT                                                 6,855               4,338           2,517
------------------------------------------------------------------------------------------------------------------
                                                                  $ 1,086,547           $ 397,710       $ 688,837
------------------------------------------------------------------------------------------------------------------

                                                                                      ACCUMULATED
                                                                                       DEPLETION,
                                                                                 DEPRECIATION AND             NET
2003                                                                     COST        AMORTIZATION      BOOK VALUE
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties and equipment                  $ 888,485           $ 294,299       $ 594,186
FURNITURE AND EQUIPMENT                                                 6,151               3,506           2,645
------------------------------------------------------------------------------------------------------------------
                                                                    $ 894,636           $ 297,805       $ 596,831
------------------------------------------------------------------------------------------------------------------

As at December 31, 2004, costs of NIL (2003--$19.7 million) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Trust capitalized $1.7 million (2003--$2.1 million) of overhead costs related to exploration and development activities.

The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. Based on the calculation, the present value of future net revenues from the Trust's proved reserves exceeded the carrying value of the Trust's petroleum and natural gas properties and equipment at December 31, 2004.

The benchmark prices used in the calculation are as follows:

CDN$/BOE                        CANADA           FRANCE         NETHERLANDS
--------------------------------------------------------------------------------
2005                            42.96            42.42                39.96
2006                            41.04            40.76                38.02
2007                            39.44            38.52                36.18
2008                            38.09            36.17                34.25
2009                            37.11            33.89                32.35
Average remainder               38.73            34.18                31.69

8.  ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $51.7 million as at December 31, 2004 (2003 - $15.6 million) based on a total future liability of $184.7 million. These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust's total asset retirement obligation:

                                                                      2004          2003
----------------------------------------------------------------------------------------
Carrying amount, beginning of period                           $    15,570    $   14,185
Increase in liabilities in the period                               35,138         2,285
Disposition of liabilities in the period                            (1,281)       (2,034)
ACCRETION EXPENSE                                                    2,261         1,134
----------------------------------------------------------------------------------------
CARRYING AMOUNT, END OF PERIOD                                 $    51,688    $   15,570
----------------------------------------------------------------------------------------


9.  LONG-TERM DEBT

As at December 31, 2004, the Trust had a credit facility consisting of a revolving term loan of $240 million increasing to $270 million upon completion of certain security arrangements. The revolving period under the term loan is expected to expire on June 30, 2005. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. The average interest rate for borrowing in 2004 was 4.9% (2003 - 4.5%). Security for amounts outstanding is provided by, among other things, floating-charge oil and gas debentures over all of the present and after-acquired assets of the Trust. In addition, subsidiaries of the Trust, Vermilion REP S.A. and Vermilion Oil & Gas Netherlands B.V., as guarantors of the Trust's loan, have provided security over their assets.

10.  FUTURE INCOME TAXES

The components of the future income tax liability at December 31, 2004 and 2003 are as follows:

                                                                                              2004             2003
--------------------------------------------------------------------------------------------------------------------
Capital assets                                                                        $    163,619    $     157,177
Asset retirement obligation                                                                (17,626)          (5,621)
SHARE ISSUE COSTS                                                                             (313)            (358)
--------------------------------------------------------------------------------------------------------------------
                                                                                      $    145,680    $     151,198
--------------------------------------------------------------------------------------------------------------------

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 38.87% (2003 - 40.75%), as follows:

                                                                                              2004             2003
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, other items and discontinued operations                 $     47,074    $      28,170
CANADIAN CORPORATE TAX RATE                                                                 38.87%           40.75%
--------------------------------------------------------------------------------------------------------------------
Expected tax expense                                                                        18,298           11,479
Increase (decrease) in taxes resulting from:
   Income attributable to the unitholders                                                  (40,272)         (33,059)
   Non-deductible Crown payments                                                            12,628           19,408
   Resource allowance                                                                       (8,378)         (11,542)
Alberta Royalty Tax Credit                                                                    (188)            (325)
   Foreign tax rate differentials*                                                             861           (1,212)
   Statutory rate changes                                                                   (5,836)         (13,488)
   Capital taxes                                                                               525        761
Option conversion
-                                                                                            6,853
   Unit compensation expense                                                                10,221            3,221
   France tax assessments                                                                    7,090                -
   Pool variances                                                                            1,206             (943)
   Foreign exchange                                                                           (789)            (882)
   OTHER                                                                                       709              863
--------------------------------------------------------------------------------------------------------------------
(RECOVERY OF) PROVISION FOR INCOME TAXES                                              $     (3,737)   $     (18,541)
--------------------------------------------------------------------------------------------------------------------
* The corporate tax rate in France is 35.3% and 50% in the Netherlands.

At December 31, 2004, the Trust had approximately $178.9 million (2003 - $226.2 million) of tax deductions for Canadian income tax purposes, approximately $56.5 million (2003 - $69.7 million) of tax deductions for income tax purposes in France and approximately $71.4 million of deductions for income tax purposes in the Netherlands.

In 2004 a reduction in the Alberta corporate income tax rate was substantively enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in 2004. During the year ended December 31, 2003, reductions in Canadian corporate income tax rates were substantially enacted. The enacted rates are to be phased in over five years starting in 2003. As a result, the Trust's future income tax rate decreased to approximately 34% compared with 36% in the prior year. The future income taxes recovery includes the impact of this rate reduction and the tax rate changes in France on future income taxes.

11.  UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

Pursuant to the Plan of Arrangement, 51.5 million units of the Trust and 6.0 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one-for-one basis.

As per the Plan of Arrangement, shareholders of the Company received one trust unit or one exchangeable share in the Company for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear for each three common shares held (Note 5).

The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the year ended December 31, 2004, 0.2 million exchangeable shares were converted into 0.2 million trust units based on the exchange ratio at the time of conversion (2003 - 1.2 million shares converted). On the 10th anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units on the basis of an exchange ratio as at the last business day prior to the redemption date (see Note 12).

The Trust established a Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2004, the Trust issued 0.4 million units for proceeds of $6.7 million (2003 -
0.5 million units for proceeds of $6.2 million).

                                                                            NUMBER OF SHARES               AMOUNT
------------------------------------------------------------------------------------------------------------------
COMMON SHARES OF VERMILION RESOURCES LTD.
Balance as at December 31, 2002                                                   55,866,918            $ 140,557
ISSUED UPON EXERCISE OF STOCK OPTIONS                                                267,100                1,201
------------------------------------------------------------------------------------------------------------------
Balance, January 21, 2003, prior to Plan of Arrangement                           56,134,018              141,758
Trust units issued on cancellation of employee stock options (Note 5)              1,346,449               16,817
Transfer of net assets to Clear Energy Inc. (Note 5)                                       -              (24,881)
Trust units issued                                                               (51,480,467)            (119,739)
EXCHANGEABLE SHARES ISSUED                                                        (6,000,000)             (13,955)
------------------------------------------------------------------------------------------------------------------
                                                                                           -                    -
------------------------------------------------------------------------------------------------------------------



                                                                             NUMBER OF UNITS               AMOUNT
------------------------------------------------------------------------------------------------------------------
TRUST UNITS
Unlimited number of trust units authorized to be issued
Issued pursuant to Plan of Arrangement January 22, 2003                           51,480,467            $ 119,739
Distribution reinvestment plan                                                       457,905                6,209
Issued on conversion of exchangeable shares                                        1,218,920               15,158
Trust units issued for cash                                                        6,050,000               85,305
Unit issue costs                                                                           -               (4,565)
UNIT RIGHTS EXERCISED FOR CASH                                                         1,300                    12
------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2003                                                   59,208,592              221,858
Distribution reinvestment plan                                                       382,692                6,662
Issued on conversion of exchangeable shares                                          209,846                3,204
Transfer from contributed surplus on unit right exercise                                   -                7,369
Trust units issued for bonus plan                                                     49,630                  825
UNIT RIGHTS EXERCISED FOR CASH                                                       856,900                8,010
------------------------------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2004                                                   60,707,660            $ 247,928
------------------------------------------------------------------------------------------------------------------

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS
Opening balance                                                               $       10,100                    -
Discontinued operations                                                               (1,800)                   -
Unit compensation expense                                                             26,766               10,100
TRANSFER TO UNITHOLDERS' CAPITAL ON UNIT OPTION EXERCISE                              (7,369)                   -
------------------------------------------------------------------------------------------------------------------
ENDING BALANCE                                                                $       27,697            $  10,100
------------------------------------------------------------------------------------------------------------------

12.  NON-CONTROLLING INTEREST

The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of Income Trusts" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net income must be reduced by the amount of net income attributable to the non-controlling interest.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable share holder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
EXCHANGEABLE SHARES
Opening number of exchangeable shares                                              4,848,029                    -
Issued pursuant to Plan of Arrangement January 22, 2003                                    -            6,000,000
EXCHANGED FOR TRUST UNITS                                                           (172,068)           (1,151,971)
Ending Balance                                                                     4,675,961            4,848,029
------------------------------------------------------------------------------------------------------------------
ENDING EXCHANGE RATIO                                                                1.26626              1.13151
------------------------------------------------------------------------------------------------------------------
TRUST UNITS ISSUABLE UPON CONVERSION                                               5,920,982            5,485,593
------------------------------------------------------------------------------------------------------------------

Following is a summary of the non-controlling interest for 2004 and 2003:

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
Non-controlling interest, beginning of year                                      $    15,129            $       -
Book value of exchangeable shares                                                          -               13,955
Reduction of book value for conversion to trust units                                   (725)              (3,004)
CURRENT PERIOD NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTEREST                   8,665                4,178
------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST, END OF YEAR                                            $    23,069            $  15,129
------------------------------------------------------------------------------------------------------------------

13.  UNIT COMPENSATION PLANS

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date.

The Trust accounts for their Unit Rights Incentive Plan using the intrinsic value of the unit rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights. Using intrinsic values, unit compensation expenses are deferred and recognized in earnings over the vesting period of the Unit Rights Incentive Plan.

The fair value of the unit rights cannot be determined because of the nature of the reducing exercise price feature. Unit compensation expense has been determined using the excess of the unit price as at the date of the consolidated financial statements over the exercise price for unit rights issued since January 22, 2003, and outstanding as at the date of the consolidated financial statements.

The following table summarizes information about the Trust's unit rights:

------------------------------------------------------------------------------------------------------------------
                                                                  2004                                       2003
                                        NUMBER OF     WEIGHTED AVERAGE             NUMBER OF     WEIGHTED AVERAGE
                                      UNIT RIGHTS       EXERCISE PRICE           UNIT RIGHTS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Opening Balance                         4,543,000            $  11.59                      -             $      -
   Granted                              1,471,100               18.10              4,825,300                11.58
   Cancelled                             (413,100)              11.81                 (282,300)               11.45
   EXERCISED                             (856,900)               9.35                      -                    -

------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE                         4,744,100            $  13.99              4,543,000             $  11.59
------------------------------------------------------------------------------------------------------------------

A summary of the plan as at December 31, 2004 is as follows:

                                                                                   REMAINING
               RANGE OF                                      NUMBER OF           CONTRACTUAL
         EXERCISE PRICE                  ADJUSTED               RIGHTS         LIFE OF RIGHT     NUMBER OF RIGHTS
          AT GRANT DATE            EXERCISE PRICE          OUTSTANDING               (YEARS)          EXERCISABLE
------------------------------------------------------------------------------------------------------------------
                 $11.45                     $7.54            2,961,200                   3.1              987,067
        $11.46 - $15.00            $7.72 - $11.26              352,500             3.2 - 4.0              103,933
        $15.01 - $19.56           $12.97 - $17.52            1,430,400             4.0 - 5.0                    -
------------------------------------------------------------------------------------------------------------------

VERENEX ENERGY INC. COMPENSATION PLANS

STOCK OPTION PLAN
Verenex, one of the Trust's subsidiaries, has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. Verenex is authorized to issue up to 2.25 million stock options, being 10% of the shares outstanding at June 29, 2004. However, the number of common shares reserved for issuance upon exercise of the stock options shall not at any time exceed 10% of the aggregate number of issued and outstanding common shares of Verenex. Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted. Stock options granted in the period vest over three years and expire five years after the grant date. The remaining contractual life of the options is 4.51 years and at December 31, 2004 no stock options were exercisable.


                                                                                                             2004
------------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF     WEIGHTED AVERAGE
                                                                                     OPTIONS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                                             -                    -
   GRANTED                                                                         1,535,000             $   2.51
OUTSTANDING, END OF YEAR                                                           1,535,000             $   2.51
------------------------------------------------------------------------------------------------------------------

PERFORMANCE WARRANTS
Verenex has also issued performance warrants with each performance warrant exercisable into one common share at an average exercise price of $2.50. Verenex is authorized to create and issue up to 2.13 million performance warrants under this program.

One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011. The remaining contractual life of the warrants is 6.5 years and at December 31, 2004 no warrants were exercisable.

The following table summarizes information about the performance warrants:

                                                                                   NUMBER OF             WEIGHTED
                                                                                 PERFORMANCE              AVERAGE
YEAR ENDED DECEMBER 31, 2004                                                        WARRANTS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Opening balance                                                                            -              $     -
GRANTED                                                                            1,944,250                 2.50
------------------------------------------------------------------------------------------------------------------
CLOSING BALANCE                                                                    1,944,250              $  2.50
------------------------------------------------------------------------------------------------------------------

Verenex accounts for their stock option plan and performance warrants using the Black-Scholes option pricing model. The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows:


                                                                                       STOCK          PERFORMANCE
                                                                                     OPTIONS             WARRANTS
------------------------------------------------------------------------------------------------------------------
Risk free interest rate                                                                 4.5%                 4.5%
Expected life                                                                        5 years              7 years
Volatility                                                                               50%                  50%
FAIR VALUE                                                                             $1.22                $1.13
------------------------------------------------------------------------------------------------------------------

14.  PER-UNIT AMOUNTS

The following table shows the effect of dilutive securities on the weighted average trust units outstanding:

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
BASIC
Net earnings from continuing operations per unit                                       $0.79                $0.80
Net earnings per unit                                                                  $1.81                $0.78
WEIGHTED-AVERAGE NUMBER OF UNITS OUTSTANDING (THOUSANDS)                              60,166               53,115
------------------------------------------------------------------------------------------------------------------
DILUTED
Net earnings from continuing operations per unit                                       $0.77                $0.80
Net earnings per unit                                                                  $1.77                $0.77
WEIGHTED-AVERAGE NUMBER OF UNITS OUTSTANDING (THOUSANDS)                              66,375               59,093
------------------------------------------------------------------------------------------------------------------

The number of units used to calculate diluted earnings per unit for the year ended December 31, 2004, of 66.4 million (2004 - 59.1 million) included the weighted-average number of units outstanding of 60.2 million (2003 - 53.1 million) plus 0.3 million (2003 - 0.5 million) units related to the dilutive effect of unit rights and 5.9 million for outstanding exchangeable shares at the period end exchange ratio (2003 - 5.5 million).

Diluted net earnings per unit discussed above did not include 990,800 (2003 -138,300) unit rights that would be anti-dilutive because the respective exercise prices exceeded the average market price of the units.

The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

15.  DERIVATIVE INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Trust's operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses power swap agreements to manage the risk associated with fluctuating electricity costs. The Trust has entered into swaps for 2.5 mw/h at $45.75 per mwh in 2005 and 2.0 mw/h at $48.50 per mwh in 2006.

The Trust uses oil swap agreements to manage the risk associated with fluctuating commodity prices on the sale of crude oil. The Trust does not obtain collateral or other security to support its oil swap agreements as the majority of the economic hedges are with the Trust's banking syndicate. However, any swap agreement with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

RISK MANAGEMENT: OIL                                BBLS/D           US$/BBL
--------------------------------------------------------------------------------
Fixed Price Swaps - WTI
   2005 Average                                      1,500            $24.80
Fixed Price Swaps - BRENT
   2005 Average                                      1,500            $23.37
--------------------------------------------------------------------------------

As discussed in Note 3, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $9,709 has been recognized as a charge to revenue in the year ended December 31, 2004 and the balance will be recognized as follows:

2005     Quarter 1                           $1,173
         Quarter 2                            1,173
         Quarter 3                            1,186
         Quarter 4                            1,186
                 -                            -----
Remaining total to be recognized             $4,718
                 -                            -----

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to December 31, 2004:



                                                                                   FAIR VALUE     TOTAL GAIN (LOSS)
-------------------------------------------------------------------------------------------------------------------
Fair value of contracts, January 1, 2004                                             $(14,427)            $ -
Change in fair value of contracts still outstanding at December 31, 2004               (7,183)         (7,183)
Contract settlements realized during the period                                             -         (31,414)
FAIR VALUE OF CONTRACTS ENTERED INTO DURING THE PERIOD                                      -               -
-------------------------------------------------------------------------------------------------------------------
FAIR VALUE OF CONTRACTS OUTSTANDING, END OFPERIOD                                    $(21,610)       $(38,597)
-------------------------------------------------------------------------------------------------------------------

At December 31, 2004, the fair value amounts are recorded in the consolidated balance sheet as follows:

Fair value of derivative instruments
         Current asset                                                                                  $      68
         CURRENT LIABILITY                                                                                (21,678)
-------------------------------------------------------------------------------------------------------------------
TOTAL FAIR VALUE OF DERIVATIVE INSTRUMENTS                                                              $ (21,610)
-------------------------------------------------------------------------------------------------------------------

FAIR VALUES

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2004 and 2003 as a result of the short-term nature of these instruments and, in the case of long-term debt, having variable interest rates which approximate market value.

16.  CASH FLOW INFORMATION

The following amounts represent the changes in non-cash working capital per balance sheet accounts:

                                                                                        2004                 2003
-------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                               $  (16,843)           $  12,544
Crude oil inventory                                                                     (991)                (270)
Prepaid expenses and other                                                            (2,073)               1,750
Accounts payable and accrued liabilities                                               5,140               (3,616)
FOREIGN EXCHANGE                                                                         219                 (315)
-------------------------------------------------------------------------------------------------------------------
CHANGES IN NON-CASH WORKING CAPITAL                                               $  (14,548)           $  10,093
-------------------------------------------------------------------------------------------------------------------

17.  SEGMENTED INFORMATION

The Trust has operations principally in Canada, France and the Netherlands. The Netherlands assets were acquired effective May 19, 2004. Discontinued operations include all assets in Trinidad which was formerly included as a segment. The Trust's entire operating activities are related to exploration, development and production of petroleum and natural gas.

                                                                                        2004                 2003
-------------------------------------------------------------------------------------------------------------------
PETROLEUM AND NATURAL GAS REVENUE
Canada                                                                            $  212,567            $ 241,130
France                                                                                99,829               73,016
NETHERLANDS                                                                           42,129                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  $  354,525            $ 314,146
-------------------------------------------------------------------------------------------------------------------

NET EARNINGS
Canada                                                                            $   90,293            $  34,400
France                                                                                 7,987                6,816
NETHERLANDS                                                                           10,637                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  $  108,917            $  41,216
-------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS
Canada                                                                            $  107,187            $ 102,926
France                                                                                31,458               41,835
NETHERLANDS                                                                           31,534                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  $  170,179            $ 144,761
-------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Canada                                                                            $   31,722            $  36,450
France                                                                                35,028               30,469
NETHERLANDS                                                                           94,499                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  $  161,249            $  66,919
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS
Canada                                                                            $  433,949            $ 544,163
France                                                                               268,801              236,426
NETHERLANDS                                                                          141,852                    -
-------------------------------------------------------------------------------------------------------------------
                                                                                  $  844,602            $ 780,589
-------------------------------------------------------------------------------------------------------------------

18.  RELATED PARTY TRANSACTIONS

During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

19.  COMMITMENTS AND CONTINGENCIES

On September 25, 2001, a tax assessment notice was received from the Direction Generale des Impots regarding the wholly owned subsidiary in France, Vermilion REP S.A. The notice advised that the Trust is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of $4.5 million Euro (approximately CDN $7.5 million), including interest charges for late filing. The Trust will be required to pay the registration fee, and as such, the amount (2.6 million Euro, as the tax authorities have waived the interest owing) has been accrued for in the consolidated financial statements at December 31, 2004.

The Trust has various commitments and guarantees in the normal course of business, none of which, in managements view, are significant.

20.  GUARANTEES

In the normal course of operations, the Trust executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by the counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

21.  COMPARATIVE FIGURES

Certain of the prior-period numbers have been reclassified to conform with the current period presentation.

22.  SUBSEQUENT EVENTS

On February 1, 2005, the Trust announced that it has entered into a letter of intent to acquire 4,800 bopd of production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The purchase price for the proposed transaction is approximately C$95 million effective January 1, 2005, subject to normal closing adjustments, and the transaction is scheduled to close by mid-March 2005. Closing is subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals. The transaction is also subject to the waiver of first rights of refusal by the owner of the remaining 40% working interest.

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which in most respects, conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences, as they apply to the Trust, are as follows:

Consolidated statement of earnings in accordance with U.S. GAAP is as follows:

                                                                                             2004            2003
-------------------------------------------------------------------------------------------------------------------
Net earnings - Canadian GAAP (Restated*)                                             $    108,917     $    41,216
Depreciation and depletion (Notes 1,3,4)                                                      553            (830)
Gain (loss) on derivative instruments (Note 2)                                              9,709           3,264
Deferred income taxes (Note 1)                                                               (755)           (927)
Deferred income taxes (Notes 2,3,4)                                                           817          (1,968)
NON-CONTROLLING INTEREST -  EXCHANGEABLE SHARES (NOTE 4)                                    8,665           4,178
-------------------------------------------------------------------------------------------------------------------
NET EARNINGS  - U.S. GAAP                                                                 127,906          44,933
-------------------------------------------------------------------------------------------------------------------
Earnings per Trust Unit for U.S. GAAP
   Basic                                                                                     1.94            0.77
   DILUTED                                                                                   1.93            0.76
-------------------------------------------------------------------------------------------------------------------
Weighted Average Trust Units Outstanding
   Basic                                                                               66,087,146      58,600,290
DILUTED                                                                                66,375,229      59,093,044
-------------------------------------------------------------------------------------------------------------------
* Prior year financial statements have been restated in accordance with accounting changes required by changes to the Canadian Institute of Chartered Accountants handbook.


Consolidated balance sheet in accordance with U.S. GAAP is as follows:

                                                          2004           2004                2003            2003
                                                      CDN GAAP        US GAAP            CDN GAAP         US GAAP
                                                                                       (Restated)
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
   Cash and cash equivalents                       $    65,031      $  65,031        $     44,320     $    44,320
   Accounts receivable                                  54,044         54,044              37,178          37,178
   Crude oil inventory                                   4,468          4,468               3,477           3,477
   Fair value of derivative instruments                     68             68                   -               -
   Prepaid expenses and other                            5,022          5,022               2,949           2,949
   CURRENT ASSETS RELATED TO DISCONTINUED OPERATIONS         -              -                   8,559
8,559
-------------------------------------------------------------------------------------------------------------------
                                                       128,633        128,633              96,483          96,483
Deferred charges for derivative instruments              4,718              -                   -               -
Long-term investment                                     5,398          5,398                   -               -
Reclamation fund                                        17,016         17,016               1,678           1,678
Capital assets related to discontinued operations            -              -              85,597          85,597
CAPITAL ASSETS (NOTES 1,3)                             688,837        685,299             596,831         596,503
-------------------------------------------------------------------------------------------------------------------
                                                   $   844,602      $ 836,346        $    780,589     $   780,261
-------------------------------------------------------------------------------------------------------------------

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)


LIABILITIES
CURRENT
   Accounts payable and accrued liabilities        $    85,837      $  85,837        $    78,515      $    78,515
   Distributions payable to unitholders                 10,320         10,320             10,065           10,065
   Income taxes payable                                 23,798         23,798              4,966            4,966
   Fair value of derivative instruments (Note 2)        21,678         21,678                  -           14,500
   CURRENT LIABILITIES RELATED TO
     DISCONTINUED OPERATIONS                                 -              -              1,371            1,371
-------------------------------------------------------------------------------------------------------------------
                                                       141,633        141,633             94,917          109,417
Long-term debt                                          75,014         75,014            135,558          135,558
Asset retirement obligation                             51,688         51,688             15,570           15,570
Future income taxes related to discontinued
  operations                                                 -              -              6,919            6,919
FUTURE INCOME TAXES (NOTES 1,2,3,4)                    145,680        154,314            151,198          167,343
-------------------------------------------------------------------------------------------------------------------
                                                       414,015        422,649            404,162          434,807
-------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST                                16,257         16,257                  -                -
-------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES          23,069              -             15,129                -
-------------------------------------------------------------------------------------------------------------------
TEMPORARY EQUITY                                             -      1,341,235                  -          999,525
-------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
   Unitholders' capital (Note 3)                       247,928              -            221,858                -
   Contributed surplus                                  27,697         27,697             10,100           10,100
   Accumulated earnings (Notes 1,2,3)                  337,186       (749,942)           228,269         (565,242)
   ACCUMULATED CASH DISTRIBUTIONS                     (221,550)      (221,550)           (98,929)         (98,929)

-------------------------------------------------------------------------------------------------------------------
                                                       391,261       (943,795)           361,298         (654,071)
-------------------------------------------------------------------------------------------------------------------
                                                   $   844,602      $ 836,346        $   780,589      $   780,261
-------------------------------------------------------------------------------------------------------------------
There were no differences in the cash provided by (used in)  operating,  investing and financing  activities in the consolidated statement of cash flows under U.S. GAAP.

1) Income Tax and Related Depreciation and Depletion

   In 2000, the Trust adopted the liability method to account for income taxes for Canadian GAAP. The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, in accordance with the recommendations of the CICA the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted in the Canadian GAAP retained earnings adjustment would have been reflected in capital assets. As a result of the difference in implementation method, depreciation and depletion expense will differ between U.S. and Canadian GAAP in subsequent years due to the additional amounts capitalized under U.S. GAAP.

   The adjustment related to the U.S. GAAP difference described above is as follows:

   INCREASE (DECREASE)                                                                    2004               2003
-------------------------------------------------------------------------------------------------------------------
   Depreciation and depletion                                                        $   1,943          $   2,275
   Deferred income tax expense                                                             755                927
   Property, plant and equipment                                                        (1,943)            (2,275)
   DEFERRED TAX LIABILITY                                                            $     755          $    (927)
-------------------------------------------------------------------------------------------------------------------

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES (CONTINUED)

2) Derivative and Other Financial Instruments

   Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as modified by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that change in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspects of the hedge. Those methods must be consistent with the entity's approach to managing risk.

   Prior to January 1, 2004 the Trust had designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts were recognized in earnings concurrently with the hedged transactions. The fair values of the contracts accounted for as hedges were not reflected in the consolidated financial statements under Canadian GAAP.

   Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline - 13 "Hedging Relationships" ("AcG-13"). This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods.

   Upon adoption of AcG-13, deferred credits for derivative instruments of $14,427 were recognized representing the fair market value of derivative financial instruments in place as of January 1, 2004. The deferred charges are amortized over the life of the derivative financial instruments for Canadian GAAP and were equal to the aggregate of U.S. GAAP gains and losses incurred on these instruments, prior to January 1, 2004. During 2004, $9,709 of the deferred charges was amortized to income under AcG-13. Because this amount was expensed in previous periods for U.S. GAAP, the amount has been reversed in the current period for U.S. GAAP.

   Deferred charges of $4,718 remain after current period amortization for Canadian GAAP. Because the January 1, 2004 deferred charges and deferred credits represented the recognition of fair market values of financial derivative liabilities for Canadian GAAP, which were previously recognized for U.S. GAAP, the deferred charges have been reversed against accumulated earnings for U.S. GAAP.

   INCREASE (DECREASE)                                                                    2004               2003
-------------------------------------------------------------------------------------------------------------------
   (Gain) loss on derivative instruments                                             $       -          $   3,264
   Deferred income tax expense                                                          (1,833)             1,330
   Deferred income tax liability                                                        (1,833)             1,330
   Revenue                                                                               9,709                  -
   Accumulated earnings                                                                (14,427)                 -
   DEFERRED CHARGES FOR DERIVATIVE FINANCIAL INSTRUMENTS                             $  (4,718)         $       -
-------------------------------------------------------------------------------------------------------------------

3) Business Combinations Effected by Issuance of Shares

   For both Canadian and U.S. GAAP, the quoted market price of the shares issued in a business combination is used to estimate the fair value of the acquired enterprise after recognizing possible effects of price fluctuations, quantities traded, issue costs, and similar items. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination are agreed to and announced. Under SFAS 141, business combination under U.S. GAAP, the period of time determined to be reasonable for assessing the market value of the shares, is considered to be two days before and two days after the date of announcement. The resulting change in the carrying value of the acquired assets as prescribed under U.S. GAAP resulted in changes to the related depreciation and depletion expense in the current and prior years.

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

   The adjustment related to the U.S. GAAP difference described above is as follows:

   INCREASE (DECREASE)                              2004               2003
--------------------------------------------------------------------------------
   Depreciation and depletion                  $     482          $     427
   PROPERTY, PLANT AND EQUIPMENT               $    (482)         $    (427)
--------------------------------------------------------------------------------

4) Unitholders' Capital

   Unitholders capital has been restated as at December 31, 2003 due to a classification error to reflect the recording of temporary equity of $999,525 as at December 31, 2003. In the prior year, the redemption value of all outstanding trust units and exchangeable shares was not reflected on the consolidated balance sheet as temporary equity in accordance with EITF D-98 "Classification and Measurement of Redeemable Securities" and was therefore restated as such.

   Under US GAAP, the amount included on the consolidated balance sheet for Unitholders' Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The redemption value of the Trust Units is determined with respect to the trading value of the Trust Units and the Trust Unit equivalent of the exchangeable shares at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Under Canadian GAAP, all Trust units are classified as unitholders' equity and exchangeable shares as non-controlling interest. As at December 31, 2004 and 2003, the Trust has classified $1,341,235 and $999,525, respectively, as temporary equity in accordance with US GAAP.

   Under Canadian GAAP, the Company's exchangeable shares are classified as non-controlling interest to reflect a minority ownership in one of the Trust's subsidiaries. As these exchangeable shares are ultimately to be converted into Trust Units, the exchangeable shares are classified as temporary equity along with the Trust Units (see Note 12) under US GAAP.

   The adjustment related to the US GAAP difference described above is as follows:

   INCREASE (DECREASE)                                                    2004                 2003
-----------------------------------------------------------------------------------------------------
   Unitholders' capital                                            $  (247,016)           $(220,946)
   Non-controlling interest - exchangeable shares                      (23,069)             (15,129)
   Capital assets                                                      (17,355)             (16,571)
   Future income taxes                                                  (5,918)              (5,651)
   Non-controlling interest - exchangeable shares                       (8,665)              (4,178)
   Depletion                                                            (2,978)              (1,872)
   Future income taxes                                                   1,016                 (638)
   Accumulated earnings                                             (1,093,214)            (779,782)
   TEMPORARY EQUITY                                                $ 1,341,235            $ 999,525
-----------------------------------------------------------------------------------------------------

5) Ceiling Test

   Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust's PP&E exceeds the estimated un-discounted future net cash flows associated with the Trust's proved reserves. If an impairment loss is determined to occurs, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust's proved and probable reserves are charged to income. The application of the impairment test under U.S. GAAP did not result in a write-down of capitalized costs in either 2004 or 2003.

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

6) Asset Retirement Obligation

   On January 1, 2004, the Trust retroactively adopted CICA 3110 "Asset Retirement Obligations", which eliminated U.S. GAAP differences relating to asset retirement obligation accounting and disclosure.

7) Stock-based Compensation

   In 2003, The Trust adopted Financial Accounting Standards Board's ("FASB") Statement of Financial Standards ("SFAS") 123, "Accounting for Stock-based Compensation". The Trust also adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" in 2003. Because the exercise price of the Trust Unit Rights decrease from time to time by unspecified amounts, it is virtually impossible, with the Trust's limited history, to measure Trust Unit Rights compensation cost using an option pricing model. Accordingly, for both Canadian GAAP and U.S. GAAP, compensation expense is determined as the excess of the market price over the exercise price at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

8) Variable Interest Entities

   Effective January 1, 2004, The Trust has prospectively adopted FASB Interpretation No. ("FIN") 46(R) "Consolidation of Variable Interest Entities". FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIE's) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties. The VIE definition also extends to entities where equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. FIN 46(R) requires consolidation by a business of VIE's in which it is the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the expected losses and/or expected residual returns of the VIE. Adoption of FIN 46(R) had no impact on the financial results of the Trust.

9) Funds Flow

   The Trust presents funds flow from operations before changes in non-cash working capital as a subtotal in the consolidated statement of cash flows. This line item would not be presented in a cash flow statement prepared in accordance with U.S. GAAP.

10) Recent U.S. Accounting Standards

   i) In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that:

         o abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current-period charges; and

         o requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.

         The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this statement to have any material impact on our results of operation or financial position.

23. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

     ii) In December 2004, FASB issued SFAS 123(R) which will eliminate the use of APB No. 25 for measuring and recognizing stock-based compensation for annual reporting periods beginning after June 15, 2005. APB No. 25 was used to account for the Unit Option Plan, however adoption of SFAS 123 (R) will not affect the Trust's measurement of compensation costs as the Unit Option Plan has been terminated as of December 31, 2004.

          The Trust has previously adopted SFAS 123 for all Trust Unit Rights using the intrinsic value to measure compensation cost because complexities of the Trust Unit Rights prevent the fair value of the rights from being reasonably estimated. The provisions of SFAS 123(R) will not materially impact the Trust's measurement of compensation cost as the intrinsic value must still be used to value the Trust Unit Rights as fair value will not be reasonably estimable, with the Trust's limited history.

     iii) In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement will not have any material impact on our results of operation or financial position.


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